POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	March 31, 2006	December 31, 2005

ASSETS
CURRENT
Cash and cash equivalents (Note 6)	$21,978,917	$19,983,607
Short-term investments	1,150,611	2,348,418
Accounts receivable	2,581,245	2,739,224
Prepaids and sundry assets	2,076,929	1,893,605
	27,787,703	26,964,854
PROPERTY, PLANT AND EQUIPMENT	3,600,412	3,606,840
GOODWILL AND INTANGIBLE ASSETS	7,410,164	7,602,503
DEFERRED COSTS	1,566,105	1,699,030
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	13,166,681	13,498,372
	$40,954,384	$40,463,226

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	March 31, 2006	December 31, 2005
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,486,755	$2,284,257
Deposits	19,170,252	15,810,853
Current portion of loan payable	33,515	33,515
Current portion of acquisition loan payable	—	390,166
	20,690,521	18,518,791

LOAN PAYABLE	27,923	35,107
CONVERTIBLE DEBENTURE (Note 7)	9,869,887	9,699,180
CONVERTIBLE PREFERRED SHARES	18,673,911	18,396,456
	49,262,242	46,649,533

SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK	36,433,649	36,404,342
WARRANTS (Note 7)	2,758,688	2,758,688
CONTRIBUTED SURPLUS	2,179,777	2,079,423
DEFICIT	(49,679,971)	(47,428,760)
	(8,307,858)	(6,186,307)
	$40,954,384	$40,463,226

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED	MARCH 31, 2006	MARCH 31, 2005

REVENUES
Points operations	$2,774,354	$2,540,658
Interest income	65,118	37,251
	2,839,473	2,577,909

GENERAL AND ADMINISTRATION EXPENSES	3,889,728	3,982,739

LOSS - Before interest, amortization and other items	(1,050,256)	(1,404,830)

Foreign exchange loss (gain)	(12,464)	22,900
Interest on convertible debenture	170,707	229,796
Interest on preferred shares	277,455	217,000
Interest, loss on short-term investment and capital tax	9,605	4,791
Amortization of property, plant and equipment, intangible assets and deferred costs	755,654	688,898
	1,200,956	1,163,385
NET LOSS	$(2,251,212)	$(2,568,215)

LOSS PER SHARE (Note 2)	($ 0.02)	($ 0.04)

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENT OF DEFICIT

FOR THE THREE MONTHS ENDED	MARCH 31, 2006	MARCH 31, 2005

DEFICIT - Beginning of period	(47,428,760)	(37,504,525)

NET LOSS - For the period	(2,251,212)	(2,568,215)

DEFICIT - End of the period	$(49,679,971)	$(40,072,740)

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED	MARCH 31, 2006	MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,251,212)	$(2,568,215)

Items not affecting cash
Amortization of property, plant and equipment	396,033	102,467
Amortization of deferred costs	132,925	132,925
Amortization of intangible assets	226,696	453,506
Deferred costs on convertible debenture	—	12,139
Unrealized foreign exchange loss	12,677	(53,503)
Employee stock option expense (Note 5)	110,461	99,503
Interest on Series Two and Four Preferred Shares	277,455	217,000
Interest accrued on convertible debenture	170,707	229,796
	(924,258)	(1,374,382)
Changes in non-cash balances related to operations (Note 6(a))	2,445,071	4,751,992
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,520,812	3,377,610
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(389,605)	(1,164,548)
Purchase of intangible assets	(24,524)	(9,662)
Purchase (disposal) of short-term investments	1,197,807	—
Payments for the acquisition of MilePoint, Inc.	(400,000)	(400,000)
Costs related to the acquisition of MilePoint, Inc.	—	(306,138)
CASH FLOWS USED IN INVESTING ACTIVITIES	383,678	(1,880,348)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series Four Preferred Share	—	3,454,611
Loan payable, net of repayments	(7,183)	(7,917)
Issuance of capital stock, net of share issue costs	19,200	940,186
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	12,017	4,386,880
Effect of exchange rate changes on cash held in foreign currency	78,803	15,641
INCREASE IN CASH AND CASH EQUIVALENTS	1,995,310	5,899,782
CASH AND CASH EQUIVALENTS - Beginning of the period	19,983,607	13,754,818
CASH AND CASH EQUIVALENTS - End of the period	$21,978,917	$19,654,600

See Accompanying Notes

POINTS INTERNATIONAL LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006

1.	Accounting policies

The Corporation’s interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the Corporation’s 2005 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a)	Basis of presentation

The consolidated financial statements include the accounts of the Corporation and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

2.	Loss per share

a)	Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2006 that amounted to 93,722,119 shares (March 31, 2005- 71,561,017).

b)	Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.	Segmented information

Reportable segments: The Corporation has only one operating segment whose operating results are regularly reviewed by the Corporation’s chief operating decision maker and for which complete and discrete financial information is available. The Corporation’s business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2006 and December 31, 2005 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $2,509,287 of the Corporation’s revenues (including interest income) for the quarter ending March 31, 2006 were generated in the U.S. ($2,327,529 for the quarter ended December 31, 2005 and $2,389,066 for the quarter ended March 31, 2005). The remaining revenues for all periods were generated in Canada, Europe and Asia. A significant majority of the Corporation’s assets are located in Canada.

4.	Major Customers

For the three-month period ended March 31, 2006, there are three customers that individually represent greater than ten percent of the Corporation’s consolidated revenues. In aggregate, the three customers represent approximately 58% of the Corporation’s consolidated revenues. Four customers individually represented greater than ten percent of consolidated revenues in the three-month period ended March 31, 2005 (64% in aggregate). In addition, as at March 31, 2006, 76% (first quarter 2005- 63%) of the Corporation’s deposits are due to these customers. All of the three customers included in 2006 are included in both the 2006 and 2005 amounts.

5.	Stock-based compensation

The Corporation accounts for stock options granted in its’ stock option plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $110,461 for the three-month period ended March 31, 2006 ($99,503 for the three-month period ended March 31, 2005).

During the quarter ended March 31, 2006, 195,000 options were issued to employees and no options previously granted were cancelled (200,000 options were issued in the first quarter of 2005 and 40,000 options previously granted were cancelled).

6.	Statement of Cash Flows

a)	Changes in non-cash balances related to operations are as follows:

For the three-month period ended	March 31, 2006	March 31, 2005

Decrease in accounts receivable	160,861	$435,095
Increase in prepaids and sundry assets	(178,790)	(113,523)
Decrease in accounts payable and accrued liabilities	(795,208)	(216,241)
Increase in deposits	3,258,207	4,646,660
	$2,445,071	$4,751,992

b)	Supplemental information

Interest and taxes

Interest of $9,605 was paid during the three-month period ended March 31, 2006 (March 31, 2005 - $4,631) and interest of $243,111 (March 31, 2005 - $35,412) was received. No income taxes were paid during the quarter.

Non-cash transactions

Non-cash transactions for the three-month period ended March 31, 2006 are as follows:

(i)
$8,658 of revenue earned for hosting services provided was paid in loyalty currency ($9,000 for the first quarter of 2005). The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

(ii)
$37,279 of revenue earned for membership fees provided was paid in one-week accommodation certificates ($39,786 for the first quarter of 2005). The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

(iii)
The Corporation received $46,956 of loyalty currency from a partner as reimbursement of a portion of the partner’s direct expenses for the services provided by the Corporation ($43,539 was received in the first quarter of 2005). This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

(iv)	Interest of $7,561 was accrued on the acquisition of MilePoint, Inc. These amounts were included in the amounts paid on March 31, 2006 in respect of the acquisition loan.
(v)	Interest expense of $170,707 was accrued on the convertible debenture ($229,796 was accrued the first quarter of 2005).
(vi)	Interest expense of $277,455 was accrued on the Preferred Shares ($217,000 for the first quarter of 2005).
(vii)	195,000 options were issued to employees (200,000 were issued in the first quarter of 2005).

c)	Cash and cash equivalents consist of:

	March 31, 2006	December 31, 2005
Cash	$13,835,932	$9,827,614
Cash equivalents	4,380,609	6,409,034
Cash held by credit card processor	3,762,376	3,746,959
	$21,978,917	$19,983,607

7.	Expiry of IAC/InterActiveCorp Warrant and Conversion of Debentures

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp which was exercisable to acquire approximately 103 million common shares expired unexercised. As a result, the Corporation’s 8% unsecured convertible debentures (“Debentures”) were automatically converted into approximately 18.9 million common shares and the $9.9M of principal and accrued interest on the Debentures has been converted to equity. The conversion price of the Debentures was determined to be $6.0 million based on the agreed upon conversion price of $0.3173 per common share as specified in the Debenture agreements.

The Corporation’s Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of the Corporation.

The impact on the financial statements of the expiry of the IAC/InterActiveCorp warrant was to increase contributed surplus and to decrease warrants for $2,572,000 (the fair value of the warrant). The expiry has no impact on shareholder’s equity. As at April 12th, 2006, the Debentures converted to equity. The impact is a reduction of $9.9M in long term liabilities and the $6.0 million value (as determined by the agreed upon conversion price) assigned to the 18.9 million common shares issued, has been recorded as an increase to share capital. The difference between the Debentures amount of $9.9 million and the $6.0 million recorded as share capital has been credited to contributed surplus.